Exhibit 99.1

BITFUFU INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Unaudited Interim Condensed Consolidated Balance Sheets	F-2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income	F-3
Unaudited Interim Condensed Consolidated Statements of Cash Flows	F-4
Unaudited Interim Condensed Consolidated Statements of Change in Shareholders’ Equity	F-5
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

BITFUFU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except share and per share data)

	As of June 30,	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$40,086	$38,201
Restricted cash and cash equivalents	-	6,910
Digital assets	171,360	129,940
Digital asset collateral receivable	9,397	12,569
Accounts receivable, net	18,932	10,926
Amount due from related parties	28,552	33,116
Prepayments	32,755	21,651
Inventory	205	246
Other current assets, net	18,237	11,710
Total current assets	319,524	265,269

Non-current assets:
Equipment, net	70,526	55,981
Digital asset collateral receivable	63,140	47,827
Long-term equity investment	71	-
Goodwill*	6,484	-
Deferred tax assets, net	7,860	8,601
Total non-current assets	148,081	112,409

Total assets	467,605	377,678

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables	9,850	14,119
Contract liabilities	39,068	15,757
Taxes payable	2,074	2,229
Accrued expenses and other payables	10,660	8,773
Obligation to return collateral digital assets	45,278	21,436
Amount due to a related party	809	1,579
Total current liabilities	107,739	63,893

Non-current liabilities:
Long-term payables	101,301	101,301
Long-term loans	40,000	34,950
Deferred tax liabilities, net	16,207	15,072
Total non-current liabilities	157,508	151,323

Total liabilities	265,247	215,216

Commitments and contingencies (Note 20)	-	-

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Ordinary shares* ($0.0001 par value; 500,000,000 shares authorized; 164,131,946 and 163,106,615 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	16	16
Additional paid-in capital	88,596	84,276
Non-controlling interest	5,323	-
Retained earnings	108,423	78,170
Total shareholders’ equity	202,358	162,462

Total liabilities and shareholders’ equity	467,605	377,678

*	The balance of goodwill may be further changed after completing the Purchase Price Valuation (“PPA”) report by the certified valuer.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BITFUFU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollar amounts in thousands, except share and per share data)

	For The Six Months Ended June 30,
	2025	2024

Total revenues	$193,439	$273,832

Cost of revenues
Cost of revenues incurred to a related party	(89,002)	(88,989)
Cost of revenues incurred to third parties	(71,663)	(139,969)
Cost of revenues – depreciation and amortization	(13,462)	(12,194)
Total cost of revenues	(174,127)	(241,152)

Gross profit	19,312	32,680

Operating expenses
Sales and marketing expenses	(1,107)	(968)
General and administrative expenses	(4,093)	(3,326)
Research and development expenses	(751)	(734)
Unrealized gain on digital asset receivables or payables	5,170	-
Unrealized gain/(loss) on digital assets	15,074	(4,603)
Realized gain on sales of digital assets	2,426	22,982
Total operating income, net	16,719	13,351

Operating income	36,031	46,031

Investment income	250	-
Interest expense	(4,283)	(3,056)
Interest income	1,092	1,118
Other (expenses)/income, net	(143)	(15)
Income before income taxes	32,947	44,078
Income tax expense	(2,620)	(7,439)
Net income and total comprehensive income	30,327	36,639
Less: Net income attributable to non-controlling interests	(74)	-
Total Comprehensive income attributable to ordinary shareholders of BitFuFu	$30,253	$36,639

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic	163,186,914	159,525,286
Ordinary shares –diluted	168,569,206	163,153,129
Earnings per share:
Ordinary shares – basic	$0.19	$0.23
Ordinary shares –diluted	$0.18	$0.22

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BITFUFU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands except share and per share data)

	For the Six Months Ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$30,327	$36,639
Adjustments to reconcile net income to net cash used in operating activities:
Net income received or to be received by digital assets	(92,314)	(161,789)
Equipment written off	168	-
Realized gain on sale of digital assets	(2,426)	(22,982)
Unrealized gain on digital assets receivables or payables	(5,170)	-
Unrealized (gain)/loss on digital assets	(15,074)	4,603
Depreciation of equipment:
- Servers, computers, and network equipment	752	22
- Mining equipment	12,525	12,194
Interest expense		3,056
Share based compensation	299	-
Earnings from equity method investments	(71)	-
Deferred income tax	1,876	5,228

Changes in operating assets and liabilities:
Accounts receivable	106	-
Prepayments	(5,371)	(2,425)
Inventory	-	(366)
Amount due from/(due to) related parties	4,565	(38,131)
Other current assets	2,276	(4,413)
Deposit receivables	-	(324)
Accounts payable	10,826	2,139
Taxes (credit)/payable	(156)	2,221
Accrued expenses and other payables	2,563	448
Net cash used in operating activities	(54,299)	(163,880)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of digital assets	76,833	130,643
Purchase of digital assets	(10,500)	(14,011)
Acquisition of subsidiaries, net of cash acquired	(9,880)	-
Purchases of equipment	(7,610)	(36)
Net cash provided by investing activities	48,843	116,596

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of ordinary shares	431	75,187
Payment of issuance costs	-	(11,560)
Net cash provided by financing activities	431	63,627

Net change in cash and cash equivalents	(5,025)	16,343
Cash and cash equivalents at beginning of the periods	45,111	32,005
Cash and cash equivalents at end of the periods	40,086	48,348
SUPPLEMENTAL INFORMATION
Cash paid for interest	96	-
Cash paid for income tax	482	628

Supplemental non-cash operating activities
Net digital assets provided by operating activities	93,509	172,854

Supplemental non-cash investing activities
Net digital assets used in investing activities	(57,089)	(116,632)

Supplemental non-cash financing activities
Proceeds from long term-loans-digital assets	5,000	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BITFUFU INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2025

			Additional	Non-		Total
	Ordinary shares		paid-in	controlling	Retained	shareholders’
(in thousands, except share data)	Shares*	Amount	capital	interest	earnings	equity
Balance as December 31, 2024	163,106,615	16	84,276	-	78,170	162,462

Issuance of common stock – at-the-market offering, net of issuance costs	135,740	-	176	-	-	176
Share-based compensation expense	-	-	299	-	-	299
Issuance of common stock – Business Combination	306,651	-	1,426	-	-	1,426
Issuance of common stock – debt extinguishment	582,940	-	2,419	-	-	2,419
Net Income attributable to non-controlling interest	-	-	-	5,323	-	5,323
Net income	-	-	-	-	30,253	30,253
Balance at June 30, 2025	164,131,946	16	88,596	5,323	108,423	202,358

For the Six Months Ended June 30, 2024

					Additional		Total
	Ordinary shares		Treasury shares		paid-in	Retained	shareholders’
(in thousands, except share data)	Shares*	Amount	Shares*	Amount	capital	earnings	equity
Balance as December 31, 2023	150,000,000	15	204,348	(2,000)	1,548	17,771	17,334

Adoption of ASU 2023-08	-	-	-	-	-	6,436	6,436

Balance as January 1, 2024	150,000,000	15	204,348	(2,000)	1,548	24,207	23,770

Ordinary shares issued upon Reverse Recapitalization, PIPE Financing, Backstop Financing, Stock Purchase Agreements and the Warrants, net of issuance costs	12,902,268	1	-	-	57,360	-	57,361

Net income	-	-	-	-	-	36,639	36,639

Balance at June 30, 2024	162,902,268	16	204,348	(2,000)	58,908	60,846	117,770

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

1. ORGANIZATION

BitFuFu Inc. (“BitFuFu” together with its consolidated subsidiaries, the “Company”) was incorporated in the Cayman Islands on February 16, 2022 under the Cayman Islands Companies Law as an exempted company.

The Company operates under the trade name of “BitFuFu”. The Company is a Bitcoin miner and mining services innovator, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. The Company also provides a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. The Company maintains a fleet of advanced Bitcoin miners for efficient cloud-mining on behalf of its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:
Finfront Holding Company (“Finfront”)	July 22, 2021	Cayman Islands	100%	Investment holding
Ethereal Tech Pte. Ltd. (“Ethereal Singapore”)	October 22, 2021	Singapore	100%	Provision of cloud mining services
Ethereal Tech US Corporation (“Ethereal US”)	December 15, 2021	United States	100%	Provision of self-mining activities and mining equipment sales
Ethereal Tech ME Limited	August 20, 2024	United Arab Emirates (“UAE”)	100%	Provision of cloud mining services, miner hosting services and mining equipment sales
Finfront Tech Company	June 28, 2024	Cayman Islands	100%	Investment holding
Cloudmap Tech Group Limited	June 11, 2024	Hong Kong Special Administrative Region	100%	Provision of self-mining activities
Uni-Titan LLC	February 19, 2025	United States	51%	Provision of miner hosting services

Finfront Holding Company (“Finfront”) was incorporated in the Cayman Islands on July 22, 2021 under the Cayman Islands Companies Act as an exempted company with limited liability, which survives the Acquisition Merger as a wholly-owned subsidiary of BitFuFu upon the Closing of the Business Combination (as defined below).

Acquisition of Uni-Titan LLC

On February 19, 2025 (the “Acquisition Date”), the Company completed the acquisition of 51% of the membership interests of Uni-Titan LLC, an Oklahoma limited liability company and an independent third party.

The total purchase consideration was approximately $11.9 million, comprising $10.5 million in cash, and $1.4 million in the Company’s Class A ordinary shares issued to the sellers. The issuance price of the shares was set at 90% of the average closing price on Nasdaq over the thirty consecutive trading days immediately preceding the closing date of the transaction.

The share-based portion of the consideration was settled on June 16, 2025, with a total of 306,651 shares delivered to the sellers, offsetting $1,425,979 of investment payable.

Through this acquisition, the Company obtained control over Uni-Titan LLC, which operates a 51 MW operational Bitcoin mining data center in Oklahoma. The facility has been operational since 2022, utilizing air-cooled containerized infrastructure with competitive electricity costs.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with US GAAP and regulations of the U.S. Securities and Exchange Commission (the “SEC”) applicable to interim financial information, which permit the omission of certain information to the extent it has not changed materially since the latest annual financial statements. These unaudited interim condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future fiscal periods in 2025 or for the full year ending December 31, 2025. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 21, 2025. The consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements of the Company.

Principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements include the accounts of BitFuFu Inc. and its controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, determining the useful lives and recoverability of long-lived assets, the valuation and impairment assessment of goodwill, the realizability of deferred tax assets, valuing the Warrants classified under Level 3 fair value hierarchy and measurement of digital assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of June 30, 2025, the Company had cash and cash equivalents of approximately $40.09 million, of which $34.85 million was held in the financial institutions in Singapore and $4.66 million was held in the financial institutions in the U.S. The Company maintains its cash and cash equivalents in the financial institutions, which, at times, may exceed regulated insured limits. The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Restricted cash and cash equivalents

The Company held restricted cash deposits with financial institutions as of December 31, 2024. The restricted deposits related to deposits payable to third parties under mining facility lease contracts located in the United States. These restricted balances were subsequently paid to the respective third party in January 2025.

The following is a reconciliation of cash, cash equivalents, and restricted cash and cash equivalents in the unaudited interim condensed consolidated balance sheets to the total of the amounts in the consolidated statements of cash flows:

	As of June 30,	As of December 31,
	2025	2024
Cash and cash equivalents	40,086	38,201
Restricted cash and cash equivalents	-	6,910
Total cash and cash equivalents, and restricted cash and cash equivalents	40,086	45,111

Accounts receivable, net

Accounts receivable consists of amounts due from customers of the cloud-mining business, mining equipment sales, and self-mining operations. The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers many factors, including the age of the balance, collection history, secured and collaterals (if any), and forecasts of future economic conditions. Changes in the allowance for credit losses are recorded as credit loss expense (or reversal). The Company recorded the balance of allowances for CECL of approximately $0.32 million for both June 30, 2025 and December 31, 2024. For the six months ended June 30, 2025 and 2024, the Company did not record any credit recoveries.

The Company offered credit periods to some customers of cloud mining services. The accounts receivable due from those customers were denominated in U.S. dollars, interest bearing and secured by pledging digital assets to the Company. The Company implements robust risk management practices to address potential credit risks associated with customer defaults, retaining the right to liquidate the pledged digital assets if customers fail to meet their obligations. The Company continuously and systematically monitors the fair value of the digital assets pledged as collateral against the outstanding obligations of customers for cloud mining services. If the value of a customer’s pledged digital assets falls below the required collateral level, the customer is obligated to deposit additional collaterals to the Company. Due to the collateral requirements the Company applies to such receivables, the Company’s process for collateral maintenance, and collateral held by the Company, the Company’s credit exposure is significantly limited and no allowance, write-offs or recoveries were recorded against could mining receivables. The Company would recognize credit losses on these receivables if there was a collateral shortfall and it is not reasonably expected that the customer will replenish such a shortfall, nor will repay the outstanding balance cover such shortfall.

Digital assets pledged by the customers to the Company were recorded in the Digital Assets on the unaudited interim condensed consolidated balance sheets, as the Company had obtained control of these pledged digital assets, including the rights to sell, re-pledge, or rehypothecate the collaterals. The liability to return the collateral digital assets was recorded accordingly on the unaudited interim condensed consolidated balance sheets (See discussion of accounting for “Obligation to Return Collateral Digital Assets” below).

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Digital assets

Digital assets are accounted for as indefinite lived intangible assets. They are presented as current assets within the unaudited interim condensed consolidated balance sheets due to the Company’s ability to sell digital assets in a highly liquid marketplace and the intent to sell digital assets to support operations when needed. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt.

Digital assets that are purchased in an exchange of one digital asset for another digital asset are recognized initially at the fair value of the digital asset received. Digital assets that are purchased in an exchange for fiat currency are recorded initially at its purchase cost. The Company tracks its cost basis of digital assets in accordance with the first-in-first-out method of accounting.

Following the adoption of Accounting Standards Update (“ASU”) 2023-08, Accounting for and Disclosure of Crypto Assets, effective January 1, 2024, digital assets held at period end are recorded at fair value, as determined using the period-end closing price of the digital assets on the Company's principal market, Coinbase (the "Principal Market"), and changes in fair value are recognized in unrealized fair value gain/loss of digital assets, in Operating income (loss) on the unaudited interim condensed consolidated statements of comprehensive income, as of, and for the six months ended June 30, 2025. The Company determines the fair value of its digital assets on a recurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the Principal Market, Coinbase, for digital assets (Level 1 inputs), based on all information that is reasonably available.

Digital assets collateralized to the lender were reported as “Digital assets collateral receivable” and classified as short-term or long-term assets on the unaudited interim condensed consolidated balance sheets according to the maturity of the related loans for which the digital assets were pledged.

The Company primarily holds digital assets, mainly bitcoins, for long-term price appreciation and plans to sell them to support operations as needed. Our treasury policy with regard to the sale of digital assets is a result of our assessment of the expected market price of the digital assets and our liquidity needs. In general, digital assets are converted to cash a few months after they are acquired based on first-in-first-out policy. Purchases and sales of digital assets for fiat currency are classified as investing activities in the Company’s unaudited interim condensed consolidated cash flow statements.

Digital assets held as collateral

Digital assets held as collateral from customers are initially recorded at cost and subsequently remeasured at fair value, with changes in fair value recognized in “Operating expenses” on the unaudited interim condensed consolidated statements of comprehensive income. Fair value is determined using quoted digital asset prices from the Company’s principal market at the time of measurement. Digital assets held as collateral include those digital assets under the Company’s control and may exceed the required contractual amounts. These assets are derecognized from the Company’s unaudited interim condensed consolidated balance sheets when the collateral is returned to customers or when it is sold or rehypothecated. Gains and losses upon derecognition are calculated on a cost basis.

Long-term investments

For equity investments, the Company initially records equity investments at cost then adjusts the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Long-term loans

The Company borrowed loans from counterparties. The loans are denominated in U.S. dollars with fixed interest rates. Long-term loans are carried at amortized cost. Transaction costs are recorded as direct deductions from the related loan liabilities and amortized to interest expense using the effective interest method over the terms of the term loans. Interest expense on debt includes long-term loan interest expense, as well as amortization of debt issuance costs.

Loans are classified as non-current liabilities unless they are due within one year.

Digital assets collateral receivable

The Company enters into borrowing arrangements with institutions that require it to pledge certain digital assets as collateral and maintain a specified collateral ratio. When the lender obtains control or has the right to sell, pledge, or rehypothecate the collateral, the Company derecognizes the pledged digital assets and recognizes a receivable from the lender.

Digital assets pledged as collateral are initially measured at fair value on the date they are received. Subsequently, the fair value of the pledged collateral is reassessed periodically, with any changes in fair value recognized in the Company’s unaudited interim condensed consolidated statements of comprehensive income. Upon the Company’s full repayment of its obligations, the lender is obligated to return the same quantity and type of digital assets originally posted as collateral.

Digital assets pledged are classified as current or non-current based on the maturity of the term loan, which determines the expected release date. Changes in the fair value of the receivable are recorded in “Operating expenses” on the unaudited interim condensed consolidated statements of comprehensive income.

The Company assessed the CECL on its digital asset collateralized receivables using the current expected credit loss impairment model. This model requires the Company to estimate expected credit losses over the contractual life of the financial instrument and to present the net amount expected to be collected.

In developing the CECL estimate, the Company considered various factors, including the age of the receivable balances, historical collection patterns, the existence and quality of collateral (such as digital assets), and forward-looking information regarding macroeconomic conditions. Any changes to the expected credit loss estimate are recorded as a credit loss expense or reversal in the income statement.

For six months ended June 30, 2025 and 2024, the Company did not record any allowance for CECL on the digital asset collateralized receivables.

Obligation to return collateral digital assets

The Company enters into lending arrangements with its cloud mining customers that require the customers to pledge crypto assets as collateral. The Company records such obligation to return collateral to the customers as "obligation to return collateral digital assets” on the unaudited interim condensed consolidated balance sheets.

Obligation to return collateral digital assets are initially measured at the fair value of the digital assets received (which becomes the Company’s cost basis) if the Company has the right to sell, pledge, or rehypothecate the collateral, and subsequently are remeasured at fair value at the end of each reporting period, with changes in fair value recognized in unaudited interim condensed consolidated statement of comprehensive income.

The loan agreements with the customers stipulate that collateral shall be returned in the same type of asset originally provided by the Company assuming no defaults. The Company is not obligated to return collateral equal to the fair value of the borrowings if the customer defaults on its loans. Instead, the Company has the right to liquidate the collateral to cover outstanding obligations.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Obligation to return collateral to customers is in the form of digital assets and accounted for as a hybrid instrument, with a liability host contract that contains an embedded derivative based on the changes in fair value of the underlying digital asset. The gain or loss on remeasurement of the Obligation to return collateral is recorded in “Operating expenses” on the unaudited interim condensed consolidated statements of comprehensive income.

Realized gain or loss on sale of digital assets

The Company accumulates Bitcoin mined through its self-mining operation and exchange Bitcoin for fiat currencies at established cryptocurrency exchanges, such as Coinbase, to satisfy its working capital needs from time to time The Company also receives other digital assets, such as Bitcoin (BTC), Ethereum (ETH), Bitcoin Cash (BCH), USDT and USDC, as payments for its cloud mining service and hosting services. Digital assets that are received as service payments would be converted into USDT or USDC and then US dollars. The difference between the cost of the sold digital asset and the fair value of the received digital asset in exchange or fiat currency is recognized as Realized gain or loss on sales of digital assets in the unaudited interim condensed consolidated statements of comprehensive income. The Company recognizes realized gains or losses when digital assets are sold on an exchange for other digital assets, or for cash consideration using a first-in-first-out method of accounting.

Equipment, net

Equipment is stated at cost less accumulated depreciation and impairment loss, if any. Equipment is depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives (3-5 years) on a straight-line basis.

Goodwill

Goodwill represents the cost of a business acquisition in excess of the fair value of the net assets acquired. Goodwill is not amortized and is reviewed for impairment annually, or more frequently if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company compares the fair value of the reporting unit with its carrying amount. If the carrying amount, which includes goodwill, exceeds the fair value, goodwill of the reporting unit is considered impaired and that excess is recognized as a goodwill impairment loss.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

There was no impairment loss recognized for the six months ended June 30, 2025 and 2024.

Contract liabilities

A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. Revenue for future goods or services reflected in this account are recognized, and the contract liability is reduced, as the Company subsequently satisfies the performance obligation under the contract. Contract liabilities primarily represented 1) cloud mining service fees prepaid by customers for which the relevant services have not been provided; 2) prepayment from customers for the Company’s sales of mining equipment for which the equipment has not been delivered.

The revenue recognized during the six months ended June 30, 2025 and 2024 for the beginning balance of contract liabilities was $12.2 million and $46.08 million, respectively.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Company’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer; or

(ii)	creates and enhances an asset that the customer controls as the Company performs; or

(iii)	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Cloud mining solutions

The Company sells to customers one-stop cloud-mining solutions so that the customer can earn rewards of mining in the form of digital assets by using the purchased hash rate from the Company.

●	Contract with customers: The Company typically posts the formatted Cloud Mining Service Agreement (“Agreement”) on its website. The customers approve the Agreement by clicking on and agreeing to such agreement on the Company’s website before purchasing specific cloud mining services. The Agreement is a framework agreement, and the details of the specific cloud mining services purchased are provided for in the customer’s order submitted, which includes amount of hash rate, service period, unit price of service, payment terms and payment method etc. The order is an integrated part of the contract between the customer and the Company. Both parties are therefore committed to perform its obligations. Pursuant to the Agreement, the rights of the customer include, among others, (a) to choose a mining pool to which the hash calculation services they purchased will be provided; (b) to get the purchased hash calculations provided to the designated mining pool; and (c) to obtain the stably operated hash calculations during the “agreed service period” as stipulated in the order. The rights of the Company include, among others, to (a) receive consideration from the customer (i.e., service fees) in exchange of the cloud mining service provided; (b) unilaterally terminate the Agreement and cease to provide its services without penalty if the use of such services violates the laws and regulations of the customer’s country, or if the customer fails to pay in full or in part of the service fees and (c) if the Company suffers any loss due to the above circumstances, customer shall compensate the Company for all such losses.

●	Identifying performance obligations: The cloud mining service that the Company promises to provide to a customer is to provide specified amount of hash calculations services (“Purchased Hash Rate”) during the agreed service period to a customer by connecting Purchased hash rate to the customer’s account with the designated mining pool and ensuring the Purchased Hash Rate is running stably and continuously during the agreed service period. Management has determined that there is a single performance obligation, such that each promise is not distinct and required to be combined into a single performance obligation.

●	Determining the transaction price: In exchange of promised service, the Company charges customers cloud mining service fees, which are specified in the order agreed by the customer and the Company and calculated by "unit price of cloud mining service fees * amount of Purchased Hash Rate * agreed service period”. The "unit price of cloud mining service fees” is determined based on internal pricing model of the Company and agreed by both parties when the order is placed and fixed during the agreed service period denominated in U.S. dollars. The "amount of Purchased Hash Rate” and "agreed service period” are also fixed as specified in the order before the provision of relevant services. The contract allows for settlement in dollars or in digital assets, which is a non-cash means of settlement. In the event that a customer chooses to settle in digital assets, he/she must pay the dollars equivalent at the then spot rate for the dollar to the digital asset at the moment of settlement. Customers are generally charged an upfront service fee and will pay the remaining service fees by instalments before they are incurred. Upon payment, the cloud mining services fees are recorded as deferred revenue under contract liabilities and recognized to revenue as the performance obligation is fulfilled. The Company offers interest-bearing credit periods to some customers within the agreed service period, which requires BTC as collateral to secure the collection of accounts receivable. See discussion of accounting for "Accounts Receivable” and "Obligation to Return Collateral Digital Assets” above.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: Initially, the Company deploys miners sourced from its suppliers or miners owned by the Company itself, and further renders these miners operational and remotely accessible by procuring mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. The Company then repackages the services of providing hash calculations using these miners and integrates it with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, the Company creates a one-stop mining capability that can be sold in the form of cloud mining services. The Company then sells cloud-mining services to its customers by transferring the control of the sub-divided mining capacities. The Company accounts for the sale of cloud-mining services using the gross method as the Company acts as a principal who procures the right to utilize mining equipment and other infrastructures from various suppliers to provide hash calculations, and repackages and integrates such services with other critical services to form a combined service that is the cloud-mining service, and transfers control of the cloud-mining service to its customers. When the Company delivers the Purchased Hash Rate by providing hash calculations to the mining pool designated by the customer, the control of such Purchased Hash Rate has been transferred to the customer simultaneously. In accordance with the Company’s Agreement with its customers, the Company is not responsible for the output of the mining pool or the actions of mining pool operator. Actually, the customers select the mining pool at their own discretion. In addition, the Company does not have any explicit or implicit repurchase agreements with customers.

The Company transfers control of cloud mining service over time, because the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it performs. Therefore, the Company satisfies its sole performance obligation over time and recognizes revenue over time by measuring the progress toward complete satisfaction of such performance obligation. The Company’s system records the amount of hash calculations and its actual service time period for each order during each month, and the completion progress of each order’s performance obligation can be calculated according to the proportion of the actual service time period to the whole agreed service period.

Cryptocurrency self-mining revenue

The Company has entered into framework agreements, as amended from time to time, with mining pool operators to perform hash calculations for the mining pools. Each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. Therefore, the Company has concluded that the duration of the contract is less than 24 hours and that the contract is continuously renewed throughout the day. The Company has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Upon contract termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due that is related to previously satisfied performance obligations.

The Company’s enforceable right to compensation only begins once the Company commences performing hash calculations for the mining pool operators. The Company is entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. Providing a service to perform hash calculations for the pool operators is the only performance obligation in the Company’s arrangements with mining pool operators and is an output of the Company’s ordinary activities.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The Company is entitled to a non-cash consideration at an amount that approximates the total Bitcoins that could have been mined using the hash calculations performed by the Company according to the pool operator’s specification over the 24-hour period ended 23:59:59 UTC, based upon the then current blockchain difficulty. The Bitcoin payout is settled on the following day, on a daily basis. The payout method used by the mining pools in which the Company participated is the Full-Pay-Per-Share (“FPPS”) method. The Company’s total compensation is calculated using the following formula: the sum of the Company’s share of (1) block rewards and (2) transaction fees, less (3) mining pool operating fees.

(1)	Block rewards represent the Company’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole based on the following factors determined for the 24-hour period beginning at midnight UTC daily. The block reward earned by the Company is calculated by dividing (a) the total amount of hash calculations the Company provides to the mining pool operator, by (b) the total Bitcoin network’s implied hash calculations (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(2)	Transaction fees represent the Company’s share of the total fees paid by users of the network to execute transactions during the 24-hour period ended 23:59:59 UTC. Under FPPS, the transaction fees paid out by the mining pool operator to the Company is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole during that 24-hour period, multiplied by (c) the Company’s block rewards earned as calculated in (1) above.

(3)	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation during the 24-hour period beginning at midnight UTC daily.

The non-cash consideration received in exchange for the Company’s performing hash calculations, including block rewards and transaction fees, is variable because it depends, in part, on the amount of hash calculations the Company performs in accordance with the pool operator’s specifications and the amount of transaction fees of the entire blockchain network for the 24-hour period, beginning at midnight UTC. The mining pool operating fees are also variable because they are calculated as a small fraction of the sum of the block rewards and the transaction fees, in accordance with the agreement with each mining pool operator. The Company is able to estimate the amount of variable consideration related to the block reward component on the date of contract inception because (a) the total amount of hash calculations the Company provides to the mining pool operator, (b) the total Bitcoin network’s implied hash calculations and (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole are either fixed or can be estimated on the date of contract inception. However, the Company is not able to reliably estimate the amount of variable consideration related to transaction fee component until 23:59:59 UTC on the date of contract inception, because of the uncertainty of the actual amount of transaction fees of the entire blockchain network for that day. The mining pool operators will confirm the considerations for the 24 hours, including the block rewards, the transaction fees, and the mining pool operating fees at 23:59:59 UTC each day.

For each contract, the Company measures the non-cash consideration using the average of daily quoted US$ spot rate of Bitcoin on the date of contract inception. For each contract, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

Sale of mining equipment

The Company sells mining equipment to customers. Before the Company receives order from the customers, the Company signs a purchase agreement with suppliers and places purchase orders to the suppliers. The mining equipment is usually delivered to the Company one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to the Company. The Company has neither an explicit nor implicit repurchase right or obligation for the sold mining equipment. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and kept in the inventory. Since there is no guarantee of any sales orders, the Company takes inventory risk before mining equipment is sold to customers. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue for mining equipment sales is recognized at a point of time when the control of mining machine is transferred from the Company to customers, evidenced by documentation of delivery and customer acceptance. The Company may receive payments prior to delivery of the mining equipment and records funds received as contract liabilities, or the Company may receive payment for the mining equipment within thirty days of delivery of the mining equipment. Deferred revenue is recognized as revenue upon delivery. There was $1.36 million and Nil deferred revenue balance as of June 30, 2025 and 2024, respectively.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Hosting services

●	Contract with customers: Pursuant to the “Miner Hosting Service Contract” (“Hosting Contract”) agreed by the Company and the customers, the Company will provide hosting services to the customers, who shall confirm they are entitled to the ownership of the hosted mining equipment (“Miners”). When the Miners are hosted, the customers retain the right to ownership of the hosted Miners and are entitled to all the rights and benefits derived outputs generated by the hosted Miners. The Hosting Contract may be terminated by the customer without penalty if the customer applies for termination of hosting service 30 days in advance, or if the deployment and the start date of operation of the hosted is delayed over ten days. The Hosting Contract may be terminated by the Company without penalty in several circumstances as agreed in the contract. If the hosting services are terminated, the customers have the right to either entrust the Company to sell the mining equipment at the market price on their behalf, or the customers can physically retake possession of the equipment and any logistics costs occurred in retaking the equipment shall be borne by the customers.

●	Identifying performance obligations: According to the Hosting Contract, the customer entrusts the Company to deploy, operate and manage the customer’s Miners. The hosting services include electricity supply, network supply, maintaining a suitable environment and safeguarding the hosted Miners, providing tools to the customers to monitor and timely verify the operation status of the hosted Miners, performing site visit and inspection on facilities, proposing optimization plans for the operation stability of the hosted Miner and working with the mining facility for implementation. Since the performance obligations are satisfied over time and the same method (consumption method) is used to measure the Company’s progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

●	Determining the transaction price: By providing the above services, the Company charges a hosting service fee to the customers on a consumption basis, that is, hosting service fee = power consumption * unit service price. The Company typically receives payment upfront for such services and records them under contract liabilities, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract, if applicable.

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: The Company’s performance obligation related to the hosting service is satisfied over time. The Company recognizes revenue for services that are performed on a consumption basis.

Management has determined that the aforementioned services represent a series of performance obligations that should not be separated and recognized individually, but rather, as a whole over time in accordance with the Hosting Contract entered into by the Company and the customer.

Cost of revenues

The cost of revenues is primarily consistent with the revenue streams. This includes expenses such as lease costs of mining equipment, depreciation expenses of self-owned mining equipment, outsourcing fees, electricity costs, platform technology fees, web service fees, salaries, allocated overhead, and sourcing expenses.

Sales and marketing expenses

Sales and marketing expenses primarily comprise sales commissions, advertising expenses, marketing and promotional expenses, salaries, and share-based compensation for sales and marketing personnel. Advertising expenses specifically include costs related to promoting the corporate image and marketing products. The Company expenses all advertising costs as they are incurred.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

General and administrative expenses

General and administrative expenses primarily include salaries, bonuses, share-based compensation and benefits for employees engaged in general corporate functions and those not specifically dedicated to research and development activities. Additionally, these expenses encompass depreciation of fixed assets that are not utilized in research and development activities, legal and other professional services fees, and other general corporate related expenses.

Research and development expenses

Research and development expenses primarily comprise payroll, share-based compensation and related personnel costs, as well as technical service fees associated with the enhancement of the Company’s platform and technical system. These expenses are expensed as they are incurred.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740 - Income Taxes”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Company records liabilities related to uncertain tax positions when, despite the Company’s belief that the Company’s tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

Comprehensive income

The Company applies ASC 220, Comprehensive Income, ("ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Company’s comprehensive income was equal to net income, and is presented separately for amounts attributable to the Company and to noncontrolling interests.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as one operating segment as the CODM reviews financial information on a consolidated basis in making decisions regarding resource allocation and performance assessment.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Share-Based Compensation

The Company grants restricted share rewards to employees and non-employees, and accounts for share-based compensation expenses in accordance with ASC 718, Compensation—Stock Compensation.

The fair value of granted shares without a lock-up period is based on the market price of the Company’s ordinary share on the date of each grant. The fair value of granted shares with a lock-up period is based on the discounted market price of the Company’s ordinary share on the date of each grant, which is discounted using Asian-style put option method. The Asian-style model is affected by factors and assumptions, such as the market price of underlying ordinary shares, expected volatility, remaining term of lock-up period, and expected dividend yield.

Share-based compensation expense for the restricted share rewards with only service-based conditions is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures as they occur and reverse compensation costs previously recognized in the period when the award is forfeited.

Recent accounting pronouncements

The Company maintains a proactive approach in evaluating the impact of new accounting pronouncements on its financial reporting. Upon identifying potential effects on its financial statements, the Company conducts a thorough analysis to assess the necessary adjustments to its consolidated financial statements. Furthermore, the Company conducts a comprehensive review to understand the implications of the changes and ensures the implementation of appropriate controls to safeguard the accuracy and integrity of its consolidated financial statements.

New and amended standards adopted by the Company:

Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopts ASU 2023-09 for the year beginning on January 1, 2025. The Company is evaluating the impact the updated guidance will have on its disclosures for the year ended December 31, 2025, and does not expect its impact to be material on the unaudited interim condensed consolidated financial statements. The adoption of ASU 2023-09 will impact the Company’s annual disclosures only.

New and amended standards not yet adopted by the Company:

Accounting Standards Update 2024-03, Comprehensive income (Topic 220): Disaggregation of Income Statement expenses

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures ("ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the unaudited interim condensed consolidated financial statements.

3. DIGITAL ASSETS

The Company measures digital assets at fair value as of each reporting period. For the six months ended June 30, 2025, the Company recognized an unrealized fair value gain of $15.07 million on its holdings of digital assets. For the same period in 2024, the Company recorded an unrealized fair value loss of $4.60 million. Realized gain on sales of digital assets recorded for the six months ended June 30, 2025 and 2024 was $2.43 million and $22.98 million, respectively.

BITFUFU INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The balance of the Company’s digital assets consisted of the following:

	As of June 30, 2025
	Quantity	Cost Basis	Fair Value

Bitcoin	1,532	148,692	163,718
USDT	7,502,932	7,503	7,549
Others	42,333	91	93
Total		156,286	171,360

	As of December 31, 2024
	Quantity	Cost Basis	Fair Value

Bitcoin	1,313	87,457	125,048
USDT	4,800,082	4,802	4,817
Others	46,233	77	75
Total		92,336	129,940

The cost basis of digital assets represents the fair value of digital assets at the time of service contract inception, the fair value of digital assets purchased upon receipt in an exchange for another digital assets, and the cost of digital assets purchased upon receipt in an exchange for fiat currency.

The following table presents the movement for digital assets of the Company for the six months ended June 30, 2025 and 2024:

	BTC	USDT	Others	Total

Balance as of January 1, 2025	125,048	4,817	75	129,940
Digital assets received from customers for products and services	116,958	57,505	23	174,486
Revenue generated from Bitcoin self-mining operation	32,357	-	-	32,357
Converted (to)/from other digital assets or fiat cash, net	(69,768)	3,433	2	(66,333)
Costs and expenses (paid)/prepaid in digital assets	(70,019)	(60,815)	-	(130,834)
Unrealized fair value changes	15,015	66	(7)	15,074
Realized gain on sale/exchange of Bitcoins	2,426	-	-	2,426
Digital assets from borrowings	-	5,000	-	5,000
Digital assets pledged to lender or supplier	(31,331)	-	-	(31,331)
Digital assets pledged from customers	43,032	-	-	43,032
Purchase of mining equipment	-	(2,457)	-	(2,457)
Balance as of June 30, 2025	163,718	7,549	93	171,360

	BTC	USDT	Others	Total

Balance as of December 31, 2023	43,896	61	21	43,978
Cumulative effect of the adoption of ASU2023-08	6,436	-	-	6,436
Balance as of January 1, 2024	50,332	61	21	50,414
Digital assets received from customers for products and services	98,832	66,582	10	165,424
Revenue generated from Bitcoin self-mining operation	111,130	-	-	111,130
Converted (to)/from other digital assets or fiat cash, net	(55,796)	(60,842)	6	(116,632)
Costs and expenses (paid)/prepaid in digital assets	(116,622)	(5,534)	77	(122,079)
Unrealized fair value changes	(4,608)	2	3	(4,603)
Realized gain on sale/exchange of Bitcoins	22,762	220	-	22,982
Balance as of June 30, 2024	106,030	489	117	106,636

The net income received or to be received by digital assets, as presented in unaudited interim condensed consolidated statement of cash flow, consists of following item (a), (b) and (c).

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The following table provides the reconciliation between net income and the movement of digital assets of the Company for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024

DIGITAL ASSETS FROM OPERATING ACTIVITIES

Revenue recognized from selling products and services which was settled or will be settled in digital assets (a)	158,838	162,702
Adjusted by the changes of operating assets and liabilities:
Accounts receivable to be settled in digital assets	(7,663)	1,224
Contract liabilities received in digital assets	23,311	1,498
Digital assets received from customers for products and services	174,486	165,424

Revenue recognized from Bitcoin self-mining operation (b)	32,357	111,130

Cost and expenses settled or to be settled by digital assets (c)	(98,881)	(112,043)
Adjusted by the changes of operating assets and liabilities:
Prepayments made in digital assets to suppliers	(5,720)	(10,731)
Accounts payable to be settled in digital assets	(13,986)	(5)
Payments made in digital assets by a related party on behalf of Company	(11,141)	-
Other receivables to be settled in digital assets	(4,881)	92
Other payables to be settled in digital assets	3,682	813
Inventories	43	(205)
Costs and expenses paid in digital assets	(130,834)	(122,079)

Unrealized fair value loss of digital assets	15,074	(4,603)
Realized gain on sale of digital assets	2,426	22,982
Net digital assets provided by operating activities	93,509	172,854

DIGITAL ASSETS FROM INVESTING ACTIVITIES
Sales of digital assets in exchange for fiat cash	(76,833)	(130,643)
Digital assets purchased by fiat cash	10,500	14,011
Digital asset collateral, net	11,701	-
Purchase of mining equipment	(2,457)	-
Net digital assets used in investing activities	(57,089)	(116,632)

DIGITAL ASSETS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	5,000	-
Net digital assets provided by financing activities	5,000	-

Adjustments on the opening balance for adoption of ASU 2023-08	-	6,436

Net increase in digital assets	41,420	62,658
Digital assets at the beginning of the periods	129,940	43,978
Digital assets at the end of the periods	171,360	106,636

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

4. DIGITAL ASSET COLLATERAL RECEIVABLE

The following table presents the Company’s digital assets pledged as collateral for loan borrowings and accounts payable at the end of the period:

	As of
	June 30, 2025		December 31, 2024
	Quantity	Fair value	Quantity	Fair value

Pledged BTC- current (1)	87	9,397	131	12,569
Pledged BTC-non-current (2)	591	63,140	502	47,827
Digital asset collateral receivable	678	72,537	633	60,396

(1)	The BTC was pledged for the accounts payable due to a supplier of mining equipment, who is a related party of the Company. This collateral is expected to be released when the related outstanding payables are paid within one year.

(2)	The BTC was pledged for long-term loans (see Note 10). This collateral is expected to be released when the related loans are matured and repaid after one year.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	June 30, 2025	December 31, 2024

Accounts receivables	19,244	11,238
Allowances for credit losses	(312)	(312)
Accounts receivables, net	18,932	10,926

As of June 30, 2025, among the Company's balance of accounts receivable, $17.12 million is secured by BTC. The secured portion of the receivable bears interest at an annual rate of 7.5% with the obligation maturing on February 2026 unless early repayment by the customer. The customer is required to maintain BTC collateral with the Company such that the Company’s outstanding secured receivable balance does not exceed 70% of the fair value of the BTC collateral (the “Collateral Coverage Requirement”). The Company regularly monitors the fair value of the BTC collateral and may request additional BTC if its value falls below the stipulated threshold. Failure by the customer to meet the Collateral Coverage Requirement or to repay the secured receivable in full may result in the Company liquidating the BTC collateral to recover the outstanding amount.

As of December 31, 2024, among the Company's balance of accounts receivable, $8.28 million is secured by BTC.

6. PREPAYMENTS

	As of
	June 30, 2025	December 31, 2024

Prepayment to suppliers (1)	29,825	18,833
Prepaid acquisition consideration (2)	2,460	2,460
Others	470	358
Prepayments	32,755	21,651

(1)	Prepayment to suppliers primarily represented hosting services fee, hash rate fee and other service fees prepaid to suppliers for which the relevant services have not been rendered.

(2)	In October 2024, the Company made $2.46 million prepayment recognized as part of the acquisition of a mining facility.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

7. OTHER CURRENT ASSETS, NET

Other current assets consisted of the following:

	As of
	June 30, 2025	December 31, 2024

Other receivables due from third parties (1)	11,984	6,214
Deposits due from third parties(2)	5,667	5,506
Others	686	90
Other current assets, gross	18,337	11,810
Less: Allowance for credit losses	(100)	(100)
Other current assets, net	18,237	11,710

(1)	Among the balance of other receivables due from third parties, $8.2 million was secured by collateral digital assets, recorded in “Obligation to Return Collateral Digital Assets,” and accrues interest at an annual rate of 7.5%. The obligations mature between December 2025 and April 2026.

(2)	The balance of deposits due from third parties primarily represented the deposits paid to the owner or operator of mining facilities and will be received upon termination of the service agreements.

8. EQUIPMENT, NET

Equipment consisted of the following:

	As of
	June 30, 2024	December 31, 2024
Cost:
Servers, computer and network equipment	140	140
Mining equipment	176,764	143,160
Total cost	176,904	143,300

Less: accumulated depreciation
- Servers, computers and network equipment	(125)	(114)
- Mining equipment	(86,392)	(67,279)
Total accumulated depreciation	(86,517)	(67,393)

Less: accumulated impairment loss	(19,861)	(19,926)

Equipment, net	70,526	55,981

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

9. LONG-TERM PAYABLES

	As of
	June 30, 2025	December 31, 2024
Payables for purchasing mining equipment
Opening balance	101,301	102,435
Repayment	-	(1,134)
Closing balance	101,301	101,301

The balance of long-term payables represented the amount due to a supplier for purchasing mining equipment. Pursuant to the agreement entered between the parties, the purchase price is unsecured, however, any outstanding balance after the delivery of the equipment will be subjected to interest rate of 6% per annum until the date of settlement of the outstanding balance. In July 2025, the Company and the supplier entered into a supplemental agreement to extend the maturity date of the outstanding balance to June 2028.

10. LONG-TERM LOANS

In November 2024, the Company, through a wholly-owned subsidiary, entered into Master Loan and Pledge Agreements (the “Agreements A”) with an institution (the “Lender A”), pursuant to which the Lender A agreed to provide loans in tranches denominated in U.S. Dollar with a fixed interest rate of 6.5% per annum. The Agreements A required the Company to transfer certain amounts of its BTC to the Lender A as collateral (see Note 4), with the loan amount being 70% of the then-current fair market value (the “Loan-to-Value Ratio”) of the pledged BTC. If the fair market value of BTC falls, leading to the Loan-to-Value Ratio exceeding 80%, the Company is required to add additional collateral. The balance of outstanding loans withdrawn under the Agreements A as of June 30, 2025 and December 31, 2024 was $35.0 million, which will mature on the middle of 2026.

In March 2025, the Company, through a wholly-owned subsidiary, entered into a Master Loan Agreement (the “Agreement B”) with an institution (the “Lender B”), pursuant to which the Lender B agreed to provide loans in tranches denominated in U.S. Dollar with a fixed interest rate of 7% per annum. The Agreement B also require the Company to transfer certain amounts of its BTC to the Lender B as collateral (see Note 4). The initial loan-to-value ratio was set at 60%, with an additional collateral trigger at 75% and a liquidation threshold at 90%. The balance of outstanding loans withdrawn under the Agreement B as of June 30, 2025 and December 31, 2024 was $5.0 million and nil, respectively. The Agreement B is structured as an open-term facility with no fixed maturity date.

	Agreement A	Agreement B	Total

Balance as of January 1, 2025	35,000,000	-	35,000,000
Addition	-	5,000,000	5,000,000
Balance as of June 30, 2025	35,000,000	5,000,000	40,000,000

The above loans were paid in USDT. The repayment of the loan principal may be made in U.S. Dollar by default or in digital assets. In the event that the Company wishes to repay the loan balance to the lenders in digital assets, the Company shall repay such amount of digital assets which, if converted into U.S. Dollar using the spot rate at the time of such repayment, would be no less than the amount the lenders would receive in U.S. Dollar.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

11. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of
	June 30, 2025	December 31, 2024

Interest payable (1)	8,157	5,177
Customer refund (2)	1,054	1,040
Accrued expenses	1,449	2,292
Others	-	264
Total	10,660	8,773

(1)	The interest payable represented the accrued interest for long-term payables owed to the mining equipment supplier totaling $101.3 million with a fixed interest rate of 6% per annum (see Note 9); and (ii) long-term loans totaling $40.0 million with a fixed annual interest rate ranging from 6.5% to 7.0% (see Note 10).

(2)	The Company records refund liabilities for amounts received from customers in excess of purchase amounts, representing overpayments to be returned or amounts pending customers’ claims. These overpayments are classified as current liabilities until refunded or, if agreed upon with the customers, applied as credits toward future purchases.

12. INCOME TAXES

The effective income tax rate was 8.0% and 16.9% for six months ended June 30, 2025 and 2024, respectively, which were higher than the 0% statutory income tax rate of Cayman Island and were primarily due to the United Arab Emirates subsidiary which is subject to an income tax rate of 9% and the Singapore subsidiary which is subject to an income tax rate of 17%.

As of June 30, 2025 and December 31, 2024, the Company did not have any unrecognized tax benefits or open tax positions. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2025 and December 31, 2024, the Company had no accrued interest or penalties related to income taxes.

13. REVENUE BY CATEGORIES

Revenue by products or services

For the six months ended June 30, 2025 and 2024, the Company operates in a single operating segment that mainly includes: 1) cloud mining solutions services; 2) self-mining; 3) sale of mining equipment; and 4) hosting services and others.

The following table summarizes the revenue generated from different revenue streams:

	For the Six Months Ended June 30,
	2025	2024

Cloud mining solutions	147,980	158,526
BTC self-mining revenue	32,357	111,130
Sales of mining equipment	11,275	828
Hosting services and others	1,827	3,348
Total revenues	193,439	273,832

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Revenue by geographical location

The following table also summarizes the revenue (excluding self-mining revenue) generated from different continents:

	For the Six Months Ended June 30,
	2025		2024
	Amount	%	Amount	%

Africa	60,488	38%	*	*
Asia	39,913	25%	43,903	27%
North America	32,556	20%	80,917	50%
Oceania	22,866	14%	*	*
Europe	2,338	1%	33,224	20%
Others	2,921	2%	4,658	3%
Total revenues (i)	161,082	100%	162,702	100%

*	Less than 1%

The basis for attributing revenues by continents is based on the customers’ KYC (“Know Your Customer”) information, which indicates the country or region where a corporate customer was incorporated or the place of residence of an individual customer.

(i)	Total revenue excludes Bitcoin self-mining revenue.

Revenue by consideration

The amount of revenue recognized from receipt of digital assets and receipt of US dollars is presented separately as following:

	For the Six Months Ended June 30,
	2025	2024

Revenue recognized in digital assets payment	191,195	273,832
Revenue recognized in US dollars payment	2,244	-
Total revenues	193,439	273,832

14. SHAREHOLDERS’ EQUITY

Ordinary shares

The Company’s authorized share capital is $50,000 divided into 500,000,000 ordinary shares (Ordinary Shares), consisting of 300,000,000 class A Ordinary Shares (Class A Ordinary Shares) of par value of $0.0001 each and 200,000,000 class B Ordinary Shares (Class B Ordinary Shares) of par value of $0.0001 each. All ordinary shares issued and outstanding were fully paid and non-assessable.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at the general meetings, and each Class B Ordinary Share shall entitle the holder thereof to five (5) votes on all matters subject to vote at the general meetings.

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder to any person or entity which is not the founder of the Company or an affiliate of the founder, or upon a change of ultimate beneficial ownership of Class B Ordinary Shares to any person or entity which is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

At-the-market offering

On June 10, 2025, the Company entered into an At Market Issuance Sales Agreement to establish an at-the-market equity program, allowing the Company to offer and sell shares of its Class A Ordinary Shares, having an aggregate offering price of up to $150.0 million, from time to time. It is not possible to predict the actual number of Class A Ordinary Shares, if any, we will sell under such agreement, or the actual gross proceeds resulting from those sales.

During the six months ended June 30, 2025, the Company issued and sold 135,740 ordinary shares under the 2025 ATM for gross proceeds of $0.4 million. Related costs incurred during the period were $0.2 million, primarily representing legal fees for the issuance of the ATM.

Business combination

As a part of the acquisition of Uni-Titan LLC, a total of 306,651 shares were delivered to the sellers (see Note 1).

Debt extinguishment

The Company issued 582,940 ordinary shares to Bitmain, offsetting $2,419,200 payables due to Bitmain (see Note 17).

15. SHARE-BASED COMPENSATION

In September 2024, the Board of Directors of the Company approved the grant of restricted shares to certain directors, officers, employees and consultants under the Company’s 2022 Share Incentive Plan. As of June 30, 2025, a total of 6,512,781 shares have been granted under the plan, with 38,581 shares forfeited. Certain shares vest on the grant date or the first anniversary of the vesting commencement date, while others vest between the second and fourth anniversaries. No additional restricted shares were granted or vested for the six months ended June 30, 2025.

A summary of changes in the Company’s nonvested shares for the year follows:

	Number of shares	Weighted- Average Grant- Date Per Share Fair Value

Balance at December 31, 2024	325,106	5.05
Granted	-	-
Vested	-	-
Forfeited	(27,662)	5.05
Non-vested at June 30, 2025	297,444	5.05

	Number of shares	Weighted- Average Grant- Date Per Share Fair Value

Balance at December 31, 2023	-	-
Granted	6,512,781	4.24
Vested	(6,176,756)	4.22
Forfeited	(10,919)	5.05
Non-vested at June 30, 2024	325,106	5.05

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Compensation expense is recognized over the vesting period of the share awards based on the fair value of the shares at the grant date. A portion of the fair value of service-based restricted shares with post-vesting restrictions is determined using the Asian-Style put option valuation model to estimate the fair value of service based restricted share granted with post-vesting restriction.

As of June 30, 2025, there was $1.08 million of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1 to 4 years.

16. EARNINGS PER SHARE

Basic and diluted earnings per share for the periods presented were calculated as follows:

	For the Six Months Ended June 30,
	2025	2024

Numerator:
Net income attributable to the Company’s ordinary shareholders (U$’000)
Basic	30,253	36,639
Diluted	30,253	36,639

Denominator:
Weighted-average number of common stock used to compute net income per share
Basic	163,186,914	159,525,286
Diluted	168,569,206	163,153,129

Basic and diluted earnings per share ($)
Basic	0.19	0.23
Diluted	0.18	0.22

Net income per ordinary share is calculated in accordance with ASC 260 - Earnings Per Share. Basic income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. For the six months ended June 30, 2025 and 2024, the Company recorded net income and as such, the Company calculated the impact of dilutive ordinary shares in determining diluted earnings per share.

17. RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Company
Bitmain Technologies Holding Company and its affiliates (“Bitmain”)	Related parties of one of the Company’s shareholders
Mr. Liang Lu	Ultimate controller of the Company

(b)	Other than disclosed elsewhere, the Company had the following significant related party transactions for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2025	2024

Services provided by:
- Bitmain	89,002	88,989

The Company purchased infrastructure hosting services and hash rate services from Bitmain for the six months ended June 30, 2025 and 2024, which amounted to approximately $89.00 million and $88.99 million respectively and were recognized in cost of revenues.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

(c)	The Company had the following related party balances as of June 30, 2025 and December 31, 2024:

	As of June 30, 2025	As of December31, 2024

Amount due from related parties, net:
- Mr. Liang Lu	61	25
- Bitmain (i) (ii)	28,491	31,512

Pledged Bitcoins- current
- Bitmain (Note 4)	9,397	12,569

(i)	The amounts due from Bitmain as of June 30, 2025 and December 31, 2024 represented the net balance of hosting services fees payable, prepaid hash rate fees and mining equipment purchase price.

(ii)	The Company had outstanding payables to Bitmain under a Framework Sales and Purchase Agreement relating to a mining machine order placed by one of its wholly-owned subsidiaries. To partially settle these payables, the Company issued 582,940 Class A ordinary shares (par value $0.0001 per share) to Bitmain at $4.15 per share, for the settlement of payables amounted to $2,419,200.

18. MAJOR CUSTOMERS AND SUPPLIERS

The Company has derived a substantial portion of its revenue from sales to a limited number of customers. Sales to BitFuFu’s top three customers contributed 58% and 29% of its total revenue for the six months ended June 30, 2025 and 2024, respectively. Although the Company continually seeks to diversify its customer base, it cannot assure you that the proportion of revenue contribution from its major customers to its total revenue will decrease in the future. Dependence on a limited number of major customers to its total revenue exposes the Company to risks of substantial losses if any of them reduces or ceases business collaboration with the Company.

Customer Concentration

The below table represented the customers whose revenue individually accounted for over 5% of the Company’s total revenue for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024

Customer A	*	13%
Customer B	31%	*
Customer C	12%	9%
Customer D	15%	7%
Customer E	11%	*

*	Less than 5%

Supplier concentration

The Company relies on a limited number of suppliers to provide it with hash rate services, digital asset mining equipment and hosting facilities at economical prices. For the six months ended June 30, 2025 and 2024, the Company’s purchases from its largest supplier accounted for 51% and 37% of its total cost of revenue, respectively.

BITFUFU INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The table below represented the suppliers to which cost of revenue was attributed and accounted for over 5% of the Company’s total cost of revenue:

	For the Six Months Ended June 30,
	2025	2024

Supplier A	51%	37%
Supplier B	*	35%
Supplier C	*	11%
Supplier D	8%	*
Supplier E	5%	*

*	Less than 5%

19. COMMITMENTS AND CONTINGENCIES

Warrant Litigation

On March 4, 2024, an entity that holds some Arisz public warrants (the “Warrant Holder”) sent the Company a letter alleging that the Company had breached the warrant agreement between Arisz and Continental Stock Transfer & Trust Company when the Company allegedly failed to allow the Warrant Holder to exercise its public warrants on that same day, thus, resulting in potential loss to the Warrant Holder. The Warrant Holder threatened to file litigation against the Company. The Company disputes the claim of breach and maintains that it has not breached the warrant agreement. On September 11, 2024, the Warrant Holder filed the complaint against the Company in the United States District Court for Southern District of New York, which was subsequently amended by the Warrant Holder on November 27, 2024. The Company dismissed all of the claims on December 18, 2024. On July 29, 2025, the court granted the motion to dismiss in part and denied it in part, permitting discovery to proceed only with respect to a portion of the original claims and warrants in dispute. The court also granted the Warrant Holder extension to amend its complaint by September 2, 2025. We intend to defend the lawsuit vigorously but we cannot predict the outcome at this time due to its early stage.

Miner Purchase Framework Agreement

In December 2024, the Company entered into a two-year framework agreement with Bitmain to purchase up to 80,000 S-series miners (including but not limited to the S21 XP and S21 Pro). Under the terms of the framework agreement, the Company has the flexibility to place orders in batches over a two-year period. The machines will be available for self-mining operations as well as providing mining services to customers, including miner resales, cloud mining and miner hosting services, depending on market conditions and our evolving miner capacity requirements. Additionally, the framework agreement includes payment terms, enabling management to pay, at its option, part of the purchase price in the Company’s ordinary shares as well as the ability to defer part of payments after delivery of the miners.

20. SUBSEQUENT EVENTS

The Company has assessed all subsequent events that occurred from June 30, 2025, up through September 5, 2025, which is the date that these unaudited interim condensed consolidated financial statements were issued. The Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements